

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

K. Thomas Bailey
Chief Financial Officer
NanoString Technologies Inc
530 Fairview Avenue North
Seattle, Washington 98109

   Re: NanoString Technologies Inc
    Form 10-K for the fiscal year ended December 31, 2022
    Filed February 28, 2023
    File No. 001-35980

Dear K. Thomas Bailey:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Selling, General and Administrative Expense, page 62

1. You disclose multiple factors that led to the increase in selling, general and administrative expenses. Please revise your future filings to quantify the impact of each factor cited.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Vanessa Robertson at 202-551-3649 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences